บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

No. PTTEP 910/00667/05

2005 OCT 19 P 1:02

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Finance Dept.
Tel. 66 (0) 2537-4611

SUPPL

Date: October 6, 2005

Subject: Evergreen Filing for PTT Exploration and Production Public Co., Ltd. (PTTEP)

Attn: United States Securities and Exchange Commission

To maintain the exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 for foreign private issuers, PTT Exploration and Production Public Company Limited (PTTEP) (File No. 82-3827) would like to provide as follows (s):

05011804

- ☐ Annual Report of ____________
- ☐ Financial Statement ____________
- ☐ News Release on ____________
- ☑ Copy of the letter to the Stock Exchange of Thailand dated____

  October 6, 2005, Letter PTTEP No.1.910/378/2005

PROCESSED

OCT 19 2005

THOMSON FINANCIAL

- ☐ Others ____________

Yours sincerely,

Chayanin Yiamsombut
Investor Relations

VS SEC

ทะเบียนเลขที่ บมจ. 53

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.910/378 /2005

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

October 6, 2005

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: The resignation of a director

PTT Exploration and Production Public Company Limited or PTTEP wishes to announce that Mr. Nopadon Mantajit, a member of the Board Directors, the Chairman of the Audit Committee, and an independent director, resigned from these directorships and the Chairmanship of the Audit Committee, effective on 4th October 2005. The PTTEP Nominating Committee will proceed with the selection of a

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

No. PTTEP 910/00668/05

Finance Dept.
Tel. 66 (0) 2537-4611

Date: October 6, 2005

Subject: Evergreen Filing for PTT Exploration and Production Public Co., Ltd. (PTTEP)

Attn: United States Securities and Exchange Commission

To maintain the exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 for foreign private issuers, PTT Exploration and Production Public Company Limited (PTTEP) (File No. 82-3827) would like to provide as follows (s):

- ☐ Annual Report of ______
- ☐ Financial Statement ______
- ☐ News Release on ______
- ☑ Copy of the letter to the Stock Exchange of Thailand dated ______ October 6, 2005, Letter PTTEP No.1.910/383/2005
- ☐ Others ______

Yours sincerely,

Chayanin Yiamsombut
Investor Relations

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.910/ 383 / 2005

Finance Department
Tel. 0-2537-4512, 0-2537-4611

October 6 , 2005

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: 2006 PTTEP's Public Holidays

PTT Exploration and Production Public Company Limited (PTTEP) would like to inform you that PTTEP's 2006 Holiday Calendar is as follows:

Monday	2	January	Substitution for New Year's Eve day
Tuesday	3	January*	Substitution for New Year's Day
Monday	13	February	Makha Bucha Day
Thursday	6	April	Chakri Memorial Day
Thursday	13	April	Songkran Festival Day
Friday	14	April	Songkran Festival Day
Monday	17	April*	Substitution for Songkran Festival Day (15 April)
Monday	1	May	National Labor Day
Friday	5	May	Coronation Day
Friday	12	May	Visakha Bucha Day
Monday	10	July*	Asalha Bucha Day
Tuesday	11	July	Buddhist Lent Day
Monday	14	August	Substitution for H.M. The Queen's Birthday
Monday	23	October	Chulalongkorn Day
Tuesday	5	December	H.M. The King's Birthday
Monday	11	December	Substitution for Constitution Day

Yours sincerely,

Maroot Mrigadat
President

*Note: *PTTEP's holiday which is different from the Stock Exchange of Thailand's.*